EXHIBIT 21

**NAVISTAR INTERNATIONAL CORPORATION AND
CONSOLIDATED SUBSIDIARIES**

**SUBSIDIARIES OF THE REGISTRANT AS
OF OCTOBER 31, 2003**

	STATE OR COUNTRY IN WHICH SUBSIDIARY ORGANIZAED
Subsidiary included in the financial statements, which is 100% owned:	
International Truck and Engine Corporation	Delaware
Subsidiaries that are 100% owned by International Truck and Engine Corporation:	
International Truck and Engine Corporation Canada	Canada
Navistar Financial Corporation	Delaware

Subsidiaries and corporate joint ventures not shown by name in the above listing, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.